Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Formation

Aquantia B.V.	The Netherlands
Aquantia B.V. Taiwan Branch	Taiwan
Aquantia Canada Corp.	Canada
Aquantia (Cayman), Ltd.	Cayman Islands
Aquantia Japan G.K.	Japan
Aquantia LLC	Delaware, U.S.
Aquantia RUS LLC	Federation of Russia
Aquantia Semiconductor India Pvt Ltd.	India
Aquantia Technology B.V.	The Netherlands
Aquantia Technology B.V. Germany Branch	Germany